Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of TETRA Technologies, Inc. for the registration of common stock, preferred stock, senior debt securities, subordinated debt securities, warrants, rights and units and to the incorporation by reference therein of our report dated March 16, 2020 (except for Note 3, as to which the date is March 5, 2021) with respect to the consolidated financial statements of TETRA Technologies, Inc. and subsidiaries for the year ended December 31, 2019, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
May 5, 2022